Exhibit 99.5

Vision Marine Technologies Partners with Gateway to Lead Expanded Investor Relations Program

Montreal, Canada, Dec. 17, 2020 (GLOBE NEWSWIRE) -- via NewMediaWire -- Vision Marine Technologies, Inc., (NASDAQ: VMAR) ("Vision” or the "Company"), the leading provider of electric technology in the design and manufacturing of the first fully-electric powertrain outboard motor (E-Motion) and electric power boats, has appointed Gateway Investor Relations, a leading strategic financial communications and capital markets advisory firm, to manage its expanded IR program initiatives, including providing corporate messaging and other consulting services to the Company.

Gateway will work closely with Vision’s management over the coming months to develop and deploy a comprehensive outreach and communications program. Activities will include but are not limited to: refining overall company and investment-oriented messaging and corporate positioning, strategic advisory services, and introductions to institutional investors, sell-side analysts and other key influencers in the broader financial community. Gateway will also assist in organizing road shows and securing invitations to select financial conferences and events, including its annual Gateway Conference.

“After the success of our recent IPO, we are looking to build on our capital markets momentum and have engaged Gateway to more broadly and strategically deliver our message to the investment community,” said Alex Mongeon, Co-Founder and Chief Executive Officer of Vision Marine Technologies. “As the only electric boat maker listed on Nasdaq and with the swelling investor interest for EVs and related technologies, we believe Vision has a compelling growth story to tell with numerous industry and company-specific tailwinds on the horizon.

“Gateway’s extensive experience in the EV and clean technology space and deep relationships with companies and investors operating in our markets make them a natural partner for our outreach and communications efforts. Their proven track record in supporting emerging growth companies like Vision will be a valuable resource as we look to drive expanded sales of our industry-leading, recreational boating models and underlying powertrain technology systems.”

About Vision Marine Technologies

Vision Marine Technologies, Inc., strives to change, and be a contributing factor in fighting, the problem of waterway pollution by disrupting the boating industry with electric power, contributing to zero pollution, zero emission, wave-less water, and a noiseless environment. Our flagship outboard powertrain (E-Motion) is the first fully electric outboard powertrain system that combines an advanced battery pack, inverter, and high-efficiency motor with proprietary union assembly between the transmission, electric motor design and extensive control software. Our E-Motion technology used in this powertrain system is designed to improve the efficiency of the outboard powertrain and, as a result, increase range and performance.

Vision continues to design, innovate, manufacture, and sell our handcrafted, high performance, environmentally friendly, electric recreational powerboats to recreational customers. The design and technology applied to our boats results in far greater and enhanced performance, higher speeds, and longer range. Simply stated, a smoother ride than a traditional ICE motorboat.

About Gateway Investor Relations

Gateway is a leading strategic financial communications and capital markets advisory firm. For more than 20 years, Gateway has delivered superior performance in strategic consulting, corporate messaging and positioning, investor awareness, and analyst and financial press coverage. Gateway executives have extensive experience in capital markets and financial communications, and represent clients in a wide range of industries, including technology, consumer, industrials, financial services, and business services. To learn more, please visit gatewayir.com. Make sure to follow us on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

The statements contained in this press release that are not historical facts are forward-looking statements. The forward-looking statements are subject to various risks, uncertainties, assumptions, or changes in circumstances that are different to predict or quantify. Actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are beyond Vision’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision’s filings with the SEC, including its registration statement on Form F-1, as amended from time to time, under the caption “Risk Factors.” Any forward-looking statement in this press release speaks only as of the date of this release. Vision undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Company Contact:
Bruce Nurse
(800) 871-4274
bn@v-mti.com

Investor Relations Contact:
Gateway Investor Relations
Sean McGowan and Tom Colton
(949) 574-3860
VMAR@gatewayir.com